Subject to Completion Preliminary Term Sheet dated June 30, 2023

Filed Pursuant to Rule 433
Registration Statement No. 333-267182
( To Prospectus dated August 31, 2022,
Prospectus Supplement dated August 31, 2022 and

Product Supplement EQUITY ARN-1 dated December 29, 2022)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2023 July , 2023 September , 2024
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF

▪      Maturity of approximately 14 months

▪      3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [17.00% to 21.00%]

▪      1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

▪      All payments occur at maturity and are subject to the credit risk of HSBC Bank plc

▪      No interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪      No listing on any securities exchange

▪      Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to the risk of exercise of any UK bail-in power (as described on page TS-3 of this document) by a relevant UK resolution authority. If HSBC Bank plc were to default on its payment obligations or become subject to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority, you might not receive all or part of any amounts owed to you under the notes. See “Consent to UK Bail-in Power” and “Risk Factors” in this document and “Risk Factors” in the accompanying prospectus supplement for more information

The notes are being issued by HSBC Bank plc (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.15 and $9.65 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-7 of this term sheet for additional information.

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between HSBC and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by any relevant UK resolution authority in relation to the notes. See “Consent to UK Bail-in Power” on page TS-3 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to HSBC	$ 9.825	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Covered by the UK Financial Services Compensation Scheme	May Lose Value

BofA Securities

July     , 2023

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Summary

The Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September  , 2024 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities of HSBC and are not covered by the UK Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt, except for such debt as may be preferred by operation of law. Any payments due on the notes, including any repayment of principal, are subject to the credit risk of HSBC and to the risk of exercise of any UK bail-in power (as described herein) (or any other resolution measure) by a relevant UK resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the iShares® 20+ Year Treasury Bond ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination

Issuer:	HSBC Bank plc (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The iShares® 20+ Year Treasury Bond ETF (Bloomberg symbol: “TLT”).
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date
Ending Value:	The Closing Market Price of the Underlying Fund on the calculation day times its Price Multiplier as of that day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described in “Other Terms of the Notes” on page TS-9..
Participation Rate:	300%
Capped Value:	[$11.70 to $12.10] per unit, which represents a return of [17.00% to 21.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-13.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY ARN-1 dated December 29, 2022:

https://www.sec.gov/Archives/edgar/data/1140465/000110465922130922/tm2233040d8_424b5.htm

▪	Prospectus supplement dated August 31, 2022:

https://www.sec.gov/Archives/edgar/data/1140465/000110465922096478/tm2223547d4_424b2.htm

▪	Prospectus dated August 31, 2022:

https://www.sec.gov/Archives/edgar/data/1140465/000110465922096461/tm2223384-4_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1140465. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Consent to UK Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes (or a beneficial interest therein), each holder and each beneficial owner of the notes acknowledges, accepts and agrees to be bound by, and consents to, the exercise of, any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

Under the UK Banking Act 2009, as amended (the “Banking Act”), a relevant UK resolution authority may exercise a UK bail-in power in circumstances in which a relevant UK resolution authority is satisfied that the resolution conditions are met. These conditions include that a UK bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (as amended, the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA).

The UK bail-in power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of HSBC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by a relevant UK resolution authority of such UK bail-in power. Each holder and each beneficial owner of the notes further acknowledges and agrees that the rights of holders and beneficial owners of the notes are subject to, and will be varied, if necessary, to give effect to, the exercise of any UK bail-in power by a relevant UK resolution authority.

For more information, please see “Risk Factors — Issuer-related Risks — You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority” in this document, and “Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power” in the accompanying prospectus and “Risk Factors — Risks Relating to All Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority,” “— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities,” “—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority,” “— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes” and “— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You are a retail investor outside the EEA and the UK (each as defined below), or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, see “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-13 below.

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪	You are willing and able to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

The notes may not be an appropriate investment for you if:

▪	You are a retail investor in the EEA or the UK as described under “Supplement to the Plan of Distribution—Selling Restrictions” beginning on page TS-13 below.

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪	You are unwilling or unable to consent to the exercise of any UK bail-in power (or any other resolution measure) by a relevant UK resolution authority.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.90 per unit (the midpoint of the Capped Value range of [$11.70 to $12.10]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and a Capped Value of $11.90 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
106.34	6.34%	$11.90(2)	19.00%
120.00	20.00%	$11.90	19.00%
150.00	50.00%	$11.90	19.00%
200.00	100.00%	$11.90	19.00%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.90 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

Issuer-related Risks

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.

▪	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority. See “Risk Factors—Structure-related Risks—You may lose some or all of your investment if any U.K. bail-in power (or any other resolution measure) is exercised by a relevant U.K. resolution authority” in product supplement EQUITY ARN-1.

Valuation- and Market-related Risks

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-13 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

▪	As a noteholder, you will have no rights to receive shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive dividends or other distributions on the Underlying Fund.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-36 of product supplement EQUITY ARN-1.

Additional Risk Factors

The notes provide exposure solely to the Underlying Fund’s price performance, which excludes all of the Underlying Fund’s distributions of interest payments and, therefore, an investment in the notes involves different considerations than a direct investment in the Underlying Fund.

The notes provide exposure to the price performance of the Underlying Fund, not its yield performance. The “price performance” of the Underlying Fund will depend solely on changes in the value of the bonds held by the Underlying Fund (as reflected in the Underlying Fund’s market price) and will exclude all distributions by the Underlying Fund of any interest payments on those bonds. By contrast, the overall performance of a direct investment in the Underlying Fund would reflect changes in the value of the bonds held by the Underlying Fund as well as interest payments on those bonds. We refer to the overall performance of a direct investment in the Underlying Fund, taking into account changes in bond values as well as interest payments, as its “yield performance”.

In stable market conditions (i.e., conditions with stable interest rates and credit risks, resulting in stable bond values), the overall return on a direct investment in the Underlying Fund would be expected to be attributable primarily, if not solely, to distributions by the Underlying Fund of interest payments on the bonds held by the Underlying Fund. In these conditions, the yield performance of the Underlying Fund would be positive, but its price performance, which is the performance relevant to the notes, would be roughly zero. The price performance of the Underlying Fund would be expected to be positive only if market conditions that affect bond values change in a direction that is favorable to bond values. The most significant market conditions affecting bond values are prevailing market interest rates and credit risk. In general, bond values rise when prevailing market interest rates fall and/or when perceptions of issuer creditworthiness improve. Therefore, in order for the Underlying Fund to have positive price performance, and in order for the notes to produce a positive return, prevailing market interest rates would need to fall and/or the perceived creditworthiness of the United States would need to improve over the term of the notes (in each case without a countervailing unfavorable movement by any other relevant factor). If neither of these circumstances comes to pass, the Underlying Fund is unlikely to have positive price performance, and if the opposite circumstances occur (i.e., if prevailing market interest rates rise and/or the perceived creditworthiness of the United States deteriorates), the price performance of the Underlying Fund is likely to be negative. In any such case, the price performance of the Underlying Fund may be zero or negative even though the yield performance of the Underlying Fund over the same period is positive.

The value of the notes may be influenced by unpredictable changes in the markets and economies of the United States.

The value of the Underlying Fund that attempts to track the performance of an index composed of U.S. Treasury bonds may be influenced by unpredictable changes, or expectations of changes, in the U.S. market. Changes in the U.S. government that may influence the value of the notes include:

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

▪	economic performance, including any financial or economic crises and changes in the gross domestic product, the principal sectors, inflation, employment and labor, and prevailing prices and wages;

▪	the monetary system, including the monetary policy, the exchange rate policy, the economic and tax policies, banking regulation, credit allocation and exchange controls;

▪	the external sector, including the amount and types of foreign trade, the geographic distribution of trade, the balance of payments, and reserves and exchange rates;

▪	public finance, including the budget process, any entry into or termination of any economic or monetary agreement or union, the prevailing accounting methodology, the measures of fiscal balance, revenues and expenditures, and any government enterprise or privatization program; and

▪	public debt, including external debt, debt service and the debt record.

These factors interrelate in complex ways, and the effect of one factor on the market value of the bonds underlying the Underlying Fund may offset or enhance the effect of another factor. Changes in the value of the Underlying Fund may adversely affect any payment on the notes.

The Underlying Fund is subject to significant risks, including interest rate-related and credit-related risks.

The Underlying Fund invests in U.S. dollar-denominated fixed-income securities. The performance of the Underlying Fund that is measured for purposes of the notes will only reflect changes in the market prices of the bonds held by the Underlying Fund and will not reflect interest payments on these bonds. As a result, the performance of the Underlying Fund that is measured for purposes of the notes will be less, and perhaps significantly less, than the return that would be realized by a direct investor in the Underlying Fund or a direct investor in the bonds held by the Underlying Fund. The market prices of the bonds held by the Underlying Fund are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuers of these bonds.

In general, the value of bonds is significantly affected by changes in current market interest rates. As interest rates rise, the prices of bonds, including those held by the Underlying Fund, are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The Underlying Fund holds U.S. Treasury securities with a remaining maturity of more than 20 years and as a result will be particularly sensitive to interest rate changes. As a result, rising interest rates may cause the value of the bonds held by the Underlying Fund and the value of the Underlying Fund to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

▪	sentiment regarding underlying strength in the U.S. economy and global economies;

▪	expectations regarding the level of price inflation;

▪	sentiment regarding credit quality in the U.S. and global credit markets;

▪	central bank policies regarding interest rates; and

▪	the performance of U.S. and foreign capital markets.

The prices of the bonds held by the Underlying Fund are also significantly influenced by the creditworthiness of the issuer of the bonds (i.e., the U.S. government). The bonds held by the Underlying Fund may have their credit ratings downgraded or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of such bonds may suffer significant and rapid price declines. Any such decline may have a material adverse effect on the value of the Underlying Fund and the value of your notes.

Your investment is subject to concentration risks.

The Underlying Fund invests in U.S. Treasury bonds that are all obligations of the United States. As a result, the Underlying Fund is concentrated in the performance of bonds issued by a single issuer that have the same general tenor and terms. Although your investment in the notes will not result in the ownership or other direct interest in the U.S. Treasury bonds held by the Underlying Fund, the return on your investment in the notes will be subject to certain risks similar to those associated with direct investment in a U.S. Treasury bonds. This increases the risk that any downgrade of the credit ratings of the U.S. government from its current ratings, any increase in risk perceived by the market that the U.S. Treasury may default on its obligations (whether for credit or legislative process reasons), any actual default by the U.S. Treasury on its obligations or any other market events that create a decrease in demand for U.S. Treasury bonds would significantly adversely affect the Underlying Fund and may adversely affect your return on the notes.

Other Terms of the Notes

The following section shall supersede and replace the second to last paragraph in the section entitled “Description of ARNs—The Starting Value and the Ending Value” set forth on page PS-22 in product supplement EQUITY ARN-1.

If the scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise or if there is a Market Disruption Event on that day, the calculation day will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event occurs or is continuing; provided that the Ending Value will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event or non-Market Measure Business Day on that second scheduled Market Measure Business Day.

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Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, Black Rock Fund Advisors (“BFA”). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The iShares® 20+ Year Treasury Bond ETF

Investment Objective and Strategy

The Underlying Fund generally invests at least 90% of its assets in the bonds of the Underlying Index and at least 95% of its assets in U.S. government bonds. The Underlying Fund may invest up to 10% of its assets in U.S. government bonds not included in the Underlying Index, but which BFA believes will help the Underlying Fund track the Underlying Index. The Underlying Fund also may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. The Underlying Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Underlying Fund.

The Underlying Fund may lend securities representing up to one-third of the value of its total assets (including the value of any collateral received). The Underlying Index is sponsored by ICE Data Indices, LLC or its affiliates (the “Index Provider”), which is independent of the Underlying Fund and BFA. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.

Representative Sampling

BFA uses a representative sampling indexing strategy to manage the Underlying Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the Underlying Index. The Underlying Fund may or may not hold all of the securities in the Underlying Index.

Industry Concentration Policy

The Underlying Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

The ICE® U.S. Treasury 20+ Year Bond Index

The Underlying Index includes publicly-issued U.S. Treasury securities that have a remaining maturity greater than twenty years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the Underlying Index must be fixed-rate and denominated in U.S. dollars.

Excluded from the Underlying Index are inflation-linked securities, Treasury bills, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The Underlying Index is weighted by market capitalization, and the securities in the Underlying Index are updated on the last business day of each month.

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Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2013 through June 26, 2023. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 26, 2023, the Closing Market Price of the Underlying Fund was $103.44. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

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Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Selling Restrictions

Prohibition of sales to UK retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive 2016/97 (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA

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Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

(the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Prohibition of sales to EEA retail investors. The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97 (EU) (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

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Accelerated Return Notes® Linked to the iShares® 20+ Year Treasury Bond ETF, due September , 2024

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

▪	Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-37 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-36 of product supplement EQUITY ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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